SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15a-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated July 31, 2007

Partner Communications Company Ltd.
(Translation of Registrant’s Name Into English)

8 Amal Street
Afeq Industrial Park
Rosh Ha’ayin 48103
Israel

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒ Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________)

This Form 6-K is incorporated by reference into the Company’s Registration Statement on Form F-3 filed with the Securities and Exchange Commission on December 26, 2001 (Registration No. 333-14222).

Enclosure: Press Release dated July 31, 2007 re: Partner Communications reports second quarter 2007 results.

PARTNER COMMUNICATIONS REPORTS
SECOND QUARTER 2007 RESULTS

REPORTS STRONG FINANCIAL AND OPERATING RESULTS

COMPANY RAISES 2007 DIVIDEND POLICY TO 80% PAYOUT RATIO

Rosh Ha’ayin, Israel, July 31st, 2007 – Partner Communications Company Ltd. (“Partner”) (NASDAQ and TASE: PTNR; LSE: PCCD), a leading Israeli mobile communications operator, today announced its results for the second quarter of 2007. Partner reported revenues of NIS 1.5 billion (US$ 345 million) in Q2 2007, EBITDA of NIS 519 million (US$ 122 million), and net income of NIS 228 million (US$ 54 million).

Commenting on the results, Partner’s CEO, David Avner, said: “The second quarter of 2007 was another strong quarter for Partner. Partner managed to add high quality subscribers to its customer base, primarily in the business segment. The number of our 3G subscribers grew by 19% compared to the previous quarter and reached almost 400,000 at quarter end, accounting for approximately 15% of our 2.73 million customer base.”

“I am also very proud of the company’s recent marketing achievements, a further recognition of our brand and position strength. In July 2007, the leading business magazine “The Marker” stated that Partner had been leading the cellular market for the last three years. Based on another survey of the magazine, Partner was also voted the most innovative company in Israel, as well as the brand with the strongest impact in the telecom market. Partner also won the Effie award which selected our “orange day” marketing campaign as the best 2006 marketing campaign.”

“I am certain that Partner’s core strengths and leadership will enable us to broaden our product and service portfolio and to provide a comprehensive solution to our customers’ communications needs.”

Q2 2007 vs. Q2 2006

	Q2 2006	Q2 2007	Change

Revenues (NIS millions)	1,372.9	1,467.5	6.9%
Operating Profit (NIS millions)	311.5	367.2	17.9%
Net Income (NIS millions)	174.2	228.1	30.9%
Cash flow from operating activities net of investing activities (NIS
millions)	230.5	234.3	1.6%

EBITDA* (NIS millions)	473.2	519.3	9.7%
Subscribers (thousands)	2,585	2,733	5.7%
Estimated Market Share (%)	32	32	-
Quarterly Churn Rate (%)	3.8	3.5	(0.3)
Average Monthly Usage per Subscriber (minutes)	307	331	8.1%
Average Monthly Revenue per Subscriber (NIS)	158	157	(0.9)%

* See “Use of Non-GAAP Financial Measures” below.

Financial Review

Partner’s total net revenues in Q2 2007 were NIS 1,467.5 million (US$ 345.4 million), representing an increase of 6.9% from NIS 1,372.9 million in Q2 2006, and an increase of 3.5% from NIS 1,417.8 million in Q1 2007. Both increases resulted mainly from services revenue growth, reflecting subscriber base growth, an improvement in the quality of the subscriber base, higher average minutes of use, as well as an increase in content and data revenues, partially offset by a decrease in average revenue per minute as a result of regulatory intervention and competitive pressures. The key regulatory pressures included the full quarterly effect of the approximate 10% reduction in interconnect tariffs which went into effect on March 1st 2007, as part of the Ministry of Communications’ program of mandated gradual reductions from 2005 to 2008, as well as the regulation restricting our ability to charge for calls directed to voice mail which went into effect January 1st 2007.

In Q2 2007, content and data revenues (including SMS) accounted for 11.1% of total revenues and 12.4% of total service revenues, compared with 8.9% of total revenues and 9.9% of total service revenues in Q2 2006, and with 10.6% of total revenues and 12.0% of total service revenues in Q1 2007. Compared with Q2 2006, non-SMS data and content revenues increased in Q2 2007 by 30.2%.

Overall, service revenues increased by 5.1% from NIS 1,244.5 million in Q2 2006 to NIS 1,307.6 million (US$ 307.7 million) in Q2 2007 and increased by 3.9% from NIS 1,258.3 million in Q1 2007.

The cost of services revenues was NIS 749.4 million (US$ 176.4 million) in Q2 2007, a 3.0% decrease from NIS 772.5 million in Q2 2006 and a 1.2% decrease from NIS 758.4 million in Q1 2007. The decreases compared with both Q2 2006 and Q1 2007 primarily reflect a one-time credit in the amount of approximately NIS 24 million (US$ 5.6 million). Gross profit from services overall totaled NIS 558.2 million (US$ 131.4 million), representing an 18.3% increase from NIS 472.0 million in Q2 2006 and an 11.7% increase from NIS 499.9 million in Q1 2007.

Equipment revenues increased in Q2 2007 by 24.5% compared with Q2 2006, from NIS 128.5 million to NIS 159.9 million (US$ 37.6 million), also representing an increase of 0.3% from NIS 159.5 million in Q1 2007, with both increases largely reflecting the increase in the number and proportion of 3G handset sales compared with 2G handset sales. The cost of equipment revenues in Q2 2007 increased by 27.6% from Q2 2006, from NIS 169.4 million to NIS 216.1 million (US$ 50.9 million), and increased by 1.3% from NIS 213.4 million in Q1 2007, with again both increases largely reflecting the increase in the number and proportion of 3G handset sales compared with 2G handset sales. Gross loss on equipment was NIS 56.3 million (US$ 13.2 million), compared with NIS 41.0 million in Q2 2006, a 37.3% increase, and compared with NIS 53.9 million in Q1 2007, a 4.4% increase.

Gross profit overall increased by 16.5% from NIS 431.0 million in Q2 2006 to NIS 502.0 million (US$ 118.1 million) in Q2 2007, and increased by 12.6% from NIS 446.0 million in Q1 2007.

Selling, marketing, general and administration expenses were NIS 134.7 million (US$ 31.7 million) in Q2 2007, an increase of 12.7% from NIS 119.5 million in Q2 2006, but a decrease of 7.0% from NIS 144.9 million in Q1 2007. The increase compared with Q2 2006 largely reflects additional costs related to growth of the subscriber base, including higher distribution costs and commission expenses and larger provisions for doubtful accounts from receivables on handset sales and service revenues. The decrease compared with Q1 2007 is primarily explained by lower marketing activity due to the timing of advertising campaigns.

Overall, operating profit in Q2 2007 was NIS 367.2 million (US$ 86.4 million), a 17.9% increase from NIS 311.5 million in Q2 2006 and a 22.0% increase from NIS 301.1 million in Q1 2007.

Quarterly EBITDA in Q2 2007 increased by 9.7% compared with Q2 2006, from NIS 473.2 million (34.5% of total revenues) to NIS 519.3 million (US$ 122.2 million or 35.4% of total revenues) also an increase of 14.1% from NIS 454.9 million (32.1% of total revenues) in Q1 2007.

Financial expenses in Q2 2007 amounted to NIS 39.5 million (US$ 9.3 million), decreasing by 35.5% from NIS 61.2 million in Q2 2006 but increasing by 101.1% from NIS 19.6 million in Q1 2007. The decrease from Q2 2006 largely reflects lower coverage expenses due to currency and CPI level fluctuations. The increase from Q1 2007 is primarily due to higher interest expenses, resulting from the higher CPI level.

Net income for second quarter 2007 totaled NIS 228.1 million (US$ 53.7 million), representing an increase of 30.9% from NIS 174.2 million in Q2 2006 and an increase of 16.5% from NIS 195.8 million in Q1 2007.

Basic earnings per share or ADS, based on the average number of shares outstanding during Q2 2007, was NIS 1.46 (34 US cents), up 28.1% from NIS 1.14 in Q2 2006, and up by 15.9% from NIS 1.26 in the first quarter of 2007.

Funding and Investing Review

Cash flows generated from operating activities, net of cash flows from investing activities was NIS 234.3 million (US$ 55.1 million), compared with NIS 230.5 million in Q2 2006, an increase of 1.6% and compared with NIS 241.1 million in Q1 2007, a 2.8% decrease. Compared with Q2 2006, the increase is due to a reduction in the level of investment in other assets. Compared with Q1 2007, the decrease is mainly attributable to a decrease in cash flows from operating activities due to a change in payment terms to suppliers in Q1 2007, offset by a smaller decrease in the level of investment in fixed assets.

Net investment in fixed assets increased by 29.5% in Q2 2007, from NIS 76.6 million in Q2 2006 to NIS 99.2 million (US$ 23.3 million), and by 16.0% from NIS 85.5 million in Q1 2007.

The Board of Directors approved an increase in the annual dividend payout ratio from 60% to 80% of net income. The Board also approved the distribution of a dividend for Q2 2007 of NIS 0.96 (US 23 cents) per share (in total approximately NIS 150 million or US$ 35 million) to shareholders and ADS holders on record as of August 21st, 2007. The dividend will be paid on September 6th, 2007.

Operational Review

At Q2 2007 quarter-end, the Company’s active subscriber base was approximately 2,733,000, including approximately 650,000 business subscribers (23.8% of the base), 1,302,000 postpaid private subscribers (47.6% of the base) and 781,000 prepaid subscribers (28.6% of the base). Approximately 397,000 subscribers were subscribed to the 3G network. Total market share at the end of the quarter is estimated to be 32%. During the quarter, approximately 30,000 net new subscribers joined the Company, including approximately 24,000 business subscribers and approximately 8,000 postpaid private subscribers. The prepaid subscriber base decreased by approximately 2,000 subscribers.

The quarterly churn rate decreased from 3.8% in Q2 2006 to 3.5% in Q2 2007. Most of the churn comes from the prepaid segment.

In Q2 2007, the average minutes of use (“MOU”) per subscriber was 331 minutes, compared with 307 minutes in Q2 2006. The average revenue per user (“ARPU”) in Q2 2007 totaled NIS 157 (US$ 37), slightly lower than NIS 158 in Q2 2006, but higher than NIS 153 in Q1 2007.

Commenting on the Company’s results, Mr. Emanuel Avner, Partner’s Chief Financial Officer said, “We are pleased with the increase in profitability we posted despite the competitive and regulatory pressures.”

Mr. Emanuel Avner added: “Our board has approved an increase in our dividend policy from a 60% to an 80% net income payout ratio. This is a clear demonstration of the Board’s confidence in the Company’s ability to continue to return cash to shareholders.”

Outlook and Guidance

Commenting on the guidance given by the Company, Mr. Emanuel Avner said, “The half-year results for 2007 are in line with the annual guidance we provided on January 31st 2007.”

Other

The Board of Directors of the Company also approved the retirement bonus payment to the Company’s founding Chief Executive Officer, Mr. Amikam Cohen, in an amount of $3,650 thousand. The payment to Mr. Cohen reflects the Company’s recognition of and appreciation for Mr. Cohen’s leadership and the Company’s accomplishments during his tenure. A further payment of $600 thousand is to be made in consideration for Mr. Cohen’s entering into a two and a half years non-competition agreement with the Company. The payments to Mr. Cohen are subject to appropriate shareholders approval.

Conference Call Details

Partner Communications will hold a conference call to discuss the company’s second quarter results on Tuesday, July 31st, 2007, at 17:00 Israel local time (10AM EST). This conference call will be broadcast live over the Internet and can be accessed by all interested parties through our investor relations web site at http://www.investors.partner.co.il.

To listen to the broadcast, please go to the web site at least 15 minutes prior to the start of the call to register, download and install any necessary audio software. For those unable to listen to the live broadcast, an archive of the call will be available via the Internet (at the same location as the live broadcast) shortly after the call ends, and until midnight of August 07, 2007.

About Partner Communications

Partner Communications Company Ltd. (“Partner”) is a leading Israeli mobile communications operator providing GSM / GPRS / UMTS / HSDPA services and wire free applications under the orange™ brand. The Company provides quality service and a range of features to 2.733 million subscribers in Israel (as of June 30, 2007). Partner’s ADSs are quoted on the NASDAQ Global Select Market™ and the London Stock Exchange. Its shares are also traded on the Tel Aviv Stock Exchange (NASDAQ and TASE: PTNR; LSE: PCCD).

Partner is a subsidiary of Hutchison Telecommunications International Limited (“Hutchison Telecom”), a leading global provider of telecommunications services. Hutchison Telecom currently offers mobile and fixed line telecommunications services in Hong Kong, and operates mobile telecommunications services in Israel, Macau, Thailand, Sri Lanka, Ghana, Vietnam and Indonesia. It was the first provider of 3G mobile services in Hong Kong and Israel and operates brands including “Hutch”, “3" and “orange”. Hutchison Telecom, a subsidiary of Hutchison Whampoa Limited, is a listed company with American Depositary Shares quoted on the New York Stock Exchange under the ticker “HTX” and shares listed on the Stock Exchange of Hong Kong under the stock code “2332". For more information about Hutchison Telecom, see www.htil.com.

For more information about Partner, see www.investors.partner.co.il

Note: This press release includes forward-looking statements within the meaning of Section 27A of the US Securities Act of 1933, as amended, Section 21E of the US Securities Exchange Act of 1934, as amended, and the safe harbor provisions of the US Private Securities Litigation Reform Act of 1995. We have based these forward-looking statements on our current expectations and projections about future events. These forward-looking statements are subject to risks, uncertainties and assumptions about Partner.

Words such as “believe,” “anticipate,” “expect,” “intend,” “seek,” “will,” “plan,” “could,” “may,” “project,” “goal,” “target” and similar expressions often identify forward-looking statements but are not the only way we identify these statements. All statements other than statements of historical fact included in this press release regarding our future performance (including our outlook and guidance for 2007), plans to increase revenues or margins or preserve or expand market share in existing or new markets, reduce expenses and any statements regarding other future events or our future prospects, are forward-looking statements.

Because such statements involve risks and uncertainties, actual results may differ materially from the results currently expected. Factors that could cause such differences include, but are not limited to:

—	the effects of the high degree of regulation in the telecommunications market in which we operate;
—	regulatory developments related to the implementation of number portability;
—	regulatory developments relating to tariffs, including interconnect tariffs, roaming charges, and SMS tariffs;
—	the difficulties associated with obtaining all permits required for building and operating of antenna sites;

—	the requirement to indemnify planning committees in respect of claims made against them relating to the depreciation of property values or to alleged health damage resulting from antenna sites;
—	the effects of vigorous competition in the market in which we operate and for more valuable customers, which may decrease prices charged, increase churn and change our customer mix, profitability and average revenue per user, and the response of competitors to industry and regulatory developments;
—	regulatory developments which permit the Ministry of Communications to require us to offer our network infrastructure to other operators, which may lower the entry barrier for new competitors;
—	uncertainties about the degree of growth in the number of consumers in Israel using wireless personal communications services and the growth in the Israeli population;
—	the risks associated with the implementation of a third generation (3G) network and business strategy, including risks relating to the operations of new systems and technologies, potential unanticipated costs,
—	uncertainties regarding the adequacy of suppliers on whom we must rely to provide both network and consumer equipment and consumer acceptance of the products and services to be offered, and the risk that the use of internet search engines by our 3G customers will be restricted;
—	the results of litigation filed or that may be filed against us;
—	the risk that, following a possible rearrangement of spectrum, we may lose some of our frequencies or we may be allocated spectrum of inferior quality;
—	the risks associated with technological requirements, technology substitution and changes and other technological developments;
—	alleged health risks related to antenna sites and use of telecommunication devices;
—	the impact of existing and new competitors in the market in which we compete, including competitors that may offer less expensive products and services, desirable or innovative products, technological substitutes, or have extensive resources or better financing;
—	fluctuations in foreign exchange rates;
—	the possibility of the market in which we compete being impacted by changes in political, economic or other factors, such as monetary policy, legal and regulatory changes or other external factors over which we have no control; and
—	the availability and cost of capital and the consequences of increased leverage.

as well as the risks discussed in Risk Factors, Information on the Company and Operating and Financial Review and Prospects in form 20-F filed with the SEC on June 12, 2007. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this report might not occur.

We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

The financial results presented in this press release are preliminary un-audited financial results. The results were prepared in accordance with U.S. GAAP, other than EBITDA which is a non-GAAP financial measure.

The convenience translations of the Nominal New Israeli Shekel (NIS) figures into US Dollars were made at the rate of exchange prevailing at June 30th, 2007: US $1.00 equals NIS 4.249. The translations were made purely for the convenience of the reader.

Use of Non-GAAP Financial Measure:

Earnings before interest, taxes, depreciation, amortization, exceptional items and capitalization of intangible assets (‘EBITDA’) is presented because it is a measure commonly used in the telecommunications industry and is presented solely in order to improve the understanding of the Company’s operating results and to provide further perspective on these results. Our management uses EBITDA as a basis for measuring our core operating performance and comparing such performance to that of prior periods and to the performance of our competitors. EBITDA, however, should not be considered as an alternative to operating income or net income for the year as an indicator of the operating performance of the Company. Similarly, EBITDA should not be considered as an alternative to cash flows from operating activities as a measure of liquidity. EBITDA is not a measure of financial performance under generally accepted accounting principles and may not be comparable to other similarly titled measures for other companies. EBITDA may not be indicative of the historic operating results of the Company; nor is it meant to be predictive of potential future results.

Reconciliation between our net cash flow from operating activities and EBIDTA is presented in the attached summary financial results.

Contacts

Mr. Emanuel Avner		Mr. Oded Degany
Chief Financial Officer		Carrier, Investor and International Relations
Tel:	+972-54-7814951	Tel:	+972-54-7814151
Fax:	+972-54-7815961	Fax:	+972-54 -7814161
E-mail:	emanuel.avner@orange.co.il	E-mail:	oded.degany@orange.co.il

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)

CONDENSED CONSOLIDATED BALANCE SHEETS

	New Israeli shekels		Convenience translation into U.S. dollars
	June 30, 2007	December 31, 2006	June 30, 2007	December 31, 2006
	(Unaudited)	(Audited)	(Unaudited)	(Audited)
	In thousands

ASSETS
CURRENT ASSETS:
Cash and cash equivalents	311,561	77,547	73,326	18,251
Accounts receivable:
Trade	1,032,746	964,309	234,056	226,950
Other	100,506	65,533	23,654	15,423
Inventories	125,514	126,466	29,540	29,764
Deferred income taxes	45,502	40,495	10,709	9,530

Total current assets	1,615,829	1,274,350	380,285	299,918

INVESTMENTS AND LONG-TERM RECEIVABLES:
Accounts receivable - trade	323,222	274,608	76,070	64,629
Funds in respect of employee rights upon retirement	83,930	80,881	19,753	19,035

	407,152	355,489	95,823	83,664

FIXED ASSETS, net of accumulated depreciation and
amortization	1,691,013	1,747,459	397,979	411,264

LICENSE, DEFERRED CHARGES AND OTHER
INTANGIBLE ASSETS, net of accumulated
amortization	1,200,554	1,247,084	282,550	293,501

DEFERRED INCOME TAXES	86,700	76,139	20,405	17,919

TOTAL ASSETS	5,001,248	4,700,521	1,177,042	1,106,266

	New Israeli shekels		Convenience translation into U.S. dollars
	June 30, 2007	December 31, 2006	June 30, 2007	December 31, 2006
	(Unaudited)	(Audited)	(Unaudited)	(Audited)
	In thousands

Liabilities and shareholders' equity
CURRENT LIABILITIES:
Current maturities of long-term liabilities	46,455	40,184	10,933	9,457
Accounts payable and accruals:
Trade	761,985	690,424	179,333	162,491
Other	311,387	281,403	73,285	66,228
Parent group - trade	10,424	15,830	2,453	3,726

Total current liabilities	1,130,251	1,027,841	266,004	241,902

LONG-TERM LIABILITIES:
Bank loans, net of current maturities	250,193	272,508	58,883	64,135
Notes payable	2,021,883	2,016,378	475,849	474,554
Liability for employee rights upon retirement	119,604	113,380	28,149	26,684
Other liabilities	17,538	15,947	4,128	3,753

Total long-term liabilities	2,409,218	2,418,213	567,009	569,126

COMMITMENTS AND CONTINGENT LIABILITIES
Total liabilities	3,539,469	3,446,054	833,013	811,028

SHAREHOLDERS' EQUITY:
Share capital - ordinary shares of NIS 0.01 par
value: authorized - December 31, 2006 and June 30, 2007 -
235,000,000 shares; issued and outstanding -
December 31, 2006 - 154,516,217 shares and
June 30, 2007 - 156,568,477 shares	1,566	1,545	369	364
Capital surplus	2,515,570	2,452,682	592,038	577,237
Accumulated deficit	(1,055,357)	(1,199,760)	(248,378)	(282,363)

Total shareholders' equity	1,461,779	1,254,467	344,029	295,238

	5,001,248	4,700,521	1,177,042	1,106,266

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	New Israeli shekels				Convenience translation into U.S. dollars
	6 month period ended June 30		3 month period ended June 30		6 month period ended June 30, 2007	3 month period ended June 30, 2007
	2007	2006	2007	2006
	(Unaudited)
	In thousands (except per share data)

REVENUES - net:
Services	2,565,925	2,428,700	1,307,610	1,244,492	603,889	307,745
Equipment	319,348	270,889	159,879	128,453	75,158	37,627

	2,885,273	2,699,589	1,467,489	1,372,945	679,047	345,372

COST OF REVENUES:
Services	1,507,823	1,517,218	749,378	772,469	354,866	176,366
Equipment	429,512	376,873	216,142	169,445	101,085	50,869

	1,937,335	1,894,091	965,520	941,914	455,951	227,235

GROSS PROFIT	947,938	805,498	501,969	431,031	223,096	118,137
SELLING AND MARKETING EXPENSES	173,486	132,829	79,947	75,579	40,830	18,815
GENERAL AND ADMINISTRATIVE EXPENSES	106,129	87,645	54,800	43,963	24,977	12,897

	279,615	220,474	134,747	119,542	65,807	31,712

OPERATING PROFIT	668,323	585,024	367,222	311,489	157,289	86,425
FINANCIAL EXPENSES - net	59,078	99,805	39,460	61,176	13,904	9,286

INCOME BEFORE TAXES ON INCOME	609,245	485,219	327,762	250,313	143,385	77,139
TAXES ON INCOME	185,269	151,577	99,635	76,076	43,603	23,449

INCOME BEFORE CUMULATIVE EFFECT OF A CHANGE IN ACCOUNTING PRINCIPLES	423,976	333,642	228,127	174,237	99,782	53,690
CUMULATIVE EFFECT, AT BEGINNING OF YEAR, OF A CHANGE IN ACCOUNTING PRINCIPLES		1,012

NET INCOME FOR THE PERIOD	423,976	334,654	228,127	174,237	99,782	53,690

EARNINGS PER SHARE ("EPS") :
Basic:
Before cumulative effect	2.72	2.18	1.46	1.14	0.64	0.34
Cumulative effect		0.01

	2.72	2.19	1.46	1.14	0.64	0.34

Diluted:
Before cumulative effect	2.70	2.17	1.45	1.13	0.64	0.33
Cumulative effect		0.01

	2.70	2.18	1.45	1.13	0.64	0.33

WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING
Basic	155,974,356	153,124,740	156,370,584	153,427,136	155,974,356	156,370,584

Diluted	157,301,681	153,759,920	157,683,042	154,345,180	157,301,681	157,683,042

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	New Israeli shekels		Convenience translation into U.S. dollars
	6 month period ended June 30,		6 month period ended June 30, 2007
	2007	2006
	(Unaudited)
	In thousands

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income for the period	423,976	334,654	99,782
Adjustments to reconcile net income to net cash provided
by operating activities:
Depreciation and amortization	300,756	321,273	70,783
Amortization of deferred compensation related to employee stock option grants, net	9,759	11,448	2,297
Liability for employee rights upon retirement	6,224	4,304	1,465
Accrued interest and exchange and linkage differences on long-term liabilities	6,431	29,681	1,514
Deferred expense (income) taxes	(15,568)	28,222	(3,664)
Capital loss on sale of fixed assets	1,131		266
Cumulative effect, at beginning of year, of a change in accounting principles		(1,012)
Changes in operating assets and liabilities:
Increase in accounts receivable:
Trade	(117,051)	(159,753)	(27,548)
Other	(35,994)	(8,309)	(8,471)
Increase (Decrease) in accounts payable and accruals:
Related Parties	(5,406)	(2,590)	(1,272)
Trade	123,829	(114,388)	29,143
Other	29,984	(46,268)	7,056
Decrease in inventories	952	106,548	224
Increase in asset retirement obligations	237	802	56

Net cash provided by operating activities	729,260	504,612	171,631

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of fixed assets	(250,175)	(175,130)	(58,878)
Purchase of license	(700)	(27,988)	(165)
Proceeds from sale of fixed assets	31		7
Funds in respect of employee rights upon retirement	(3,049)	(2,629)	(718)

Net cash used in investing activities	(253,893)	(205,747)	(59,754)

CASH FLOWS FROM FINANCING ACTIVITIES:
Windfall tax benefit in respect of exercise of options granted to employees	1,021		241
Repayment of capital lease	(4,843)	(2,453)	(1,140)
Capital lease received	7,416		1,745
Proceeds from exercise of stock options granted to employees	53,150	27,637	12,509
Dividend Paid	(279,573)	(102,677)	(65,797)
Repayment of long term bank loans	(18,524)	(193,499)	(4,360)

Net cash used in financing activities	(241,353)	(270,992)	(56,802)

INCREASE IN CASH AND CASH EQUIVALENTS	234,014	27,873	55,075
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	77,547	4,008	18,251

CASH AND CASH EQUIVALENTS AT END OF PERIOD	311,561	31,881	73,326

Supplementary information on investing and financing activities not involving cash flows

At June 30, 2007, and 2006, trade payables include NIS 150 million ($ 35 million) (unaudited) and NIS 73 million (unaudited) in respect of acquisition of fixed assets.

These balances will be given recognition in these statements upon payment.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
RECONCILIATION BETWEEN OPERATING CASH FLOWS AND EBITDA

	New Israeli shekels		Convenience translation into U.S. dollars
	6 Month Period Ended June 30,		6 Month Period Ended June 30,
	2007	2006	2007
	(Unaudited)
	In thousands

Net cash provided by operating activities	729,260	504,612	171,631
Liability for employee rights upon retirement	(6,224)	(4,304)	(1,465)
Accrued interest and exchange and linkage differences on long-term liabilities	(6,431)	(29,681)	(1,514)
Increase in accounts receivable:
Trade	117,051	159,753	27,548
Other (excluding tax provision)	236,831	131,664	55,738
Decrease (increase) in accounts payable and accruals:
Trade	(123,829)	114,388	(29,143)
Shareholder - current account	5,406	2,590	1,272
Other	(29,984)	46,268	(7,057)
Decrease in inventories	(952)	(106,548)	(224)
Increase in Assets Retirement Obligation	(237)	(802)	(56)
Financial Expenses	53,127	93,849	12,503

EBITDA	974,018	911,789	229,235

* The convenience translation of the New Israeli Shekel (NIS) figures into US dollars was made at the exchange prevailing at June 30, 2007 : US $1.00 equals 4.249 NIS.

** Financial expenses excluding any charge for the amortization of pre-launch financial costs.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
SUMMARY OPERATING DATA

	Q2 2006	Q2 2007

Subscribers (in thousands)	2,585	2,733
Estimated share of total Israeli mobile telephone subscribers	32%	32%
Churn rate in quarter	3.8%	3.5%
Average monthly usage in quarter per subscriber
(actual minutes use)	307	331
Average monthly revenue in year per subscriber, including in-roaming revenue (NIS)	158	157

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Partner Communications Company Ltd. By: /s/ Emanuel Avner —————————————— Emanuel Avner Chief Financial Officer

Dated: July 31, 2007